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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              SHELTER PROPERTIES IV
                              (Name of the Issuer)

                             AIMCO PROPERTIES, L.P.
                      (Name of Person(s) Filing Statement)

                          UNITS OF LIMITED PARTNERSHIP
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                               Peter K. Kompaniez
                     Vice Chairman of the Board of Directors
                   Apartment Investment and Management Company
                     1873 South Bellaire Street, 17th Floor
                           Denver, Colorado 80222-4348
                                 (303) 757-8101

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications on
                      Behalf of Person(s) Filing Statement)

                           -------------------------

                                   Copies to:

                           Jonathan L. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, Suite 3400
                          Los Angeles, California 90071
                                 (213) 687-5000




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This statement is filed in connection with (check the appropriate box):

                  (a) [ ] The filing of solicitation materials or an
                          information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

                  (b) [X] The filing of a registration statement under the
                          Securities Act of 1933.

                  (c) [X] A tender offer.

                  (d) [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


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                            CALCULATION OF FILING FEE


Transaction Valuation*  $15,280,290             Amount of Filing Fee:  $3,056.06

* For purposes of calculating the fee only. This amount assumes the purchase of 30,258 units of limited partnership interest ("Units") of the subject partnership for $505.00 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate amount of cash and/or the value of the securities being sought by AIMCO Properties, L.P.

[X] Check box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $118,000(1)   Filing Parties: AIMCO Properties, L.P. and
                                                      Apartment Investment and
                                                      Management Company

Form or Registration No.: 333-60355   Date Filed:     July 31, 1998


--------
(1) Represents the fees paid by AIMCO Properties, L.P. in Registration Statement No. 333-60355.


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                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Operating Partnership"), with respect to a proposed tender offer for certain of the units of limited partnership of Shelter Properties IV, a South Carolina limited partnership (the "Partnership").

                  The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the Prospectus Supplement for the exchange offer to the limited partners of the Partnership, as amended or supplemented (the "Prospectus Supplement"), forming a part of, or relating to, the registration statement on Form S-4 filed by AIMCO Operating Partnership and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with the SEC. The information set forth in the Prospectus Supplement, including all appendices, schedules and exhibits thereto, are hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Prospectus Supplement. The cross-reference sheet indicates the caption in the Prospectus Supplement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Prospectus Supplement, it is so indicated in the cross-reference sheet.



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                              CROSS REFERENCE SHEET
               Pursuant to General Instruction F to Schedule 13E-3


                                                     ALL REFERENCES ARE PORTIONS
                                                     OF THE PROSPECTUS SUPPLEMENT
SCHEDULE 13E-3 ITEM                                  WHICH ARE INCORPORATED HEREIN
NUMBER AND CAPTION                                   BY REFERENCE
------------------                                   -----------------------------
1.     Issuer and Class of Security
       Subject to the Transaction

       (a)..................................         Outside Front Cover Page; "Summary--Your Partnership."

       (b)..................................         Outside Front Cover Page; "Summary--Your
                                                     Partnership;" "The Offer--Terms of the Offer;
                                                     Expiration Date;" and "Your
                                                     Partnership--General."

       (c)..................................         Not applicable, but see "Fairness of the
                                                     Offer--Comparison of Consideration to
                                                     Alternative Consideration--Prices on Secondary
                                                     Market."

       (d)..................................         "Summary--Summary Financial Information of
                                                     Shelter Properties IV."

       (e)..................................         Not applicable.

       (f)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer--Previous Tender
                                                     Offers" and "Your Partnership--Beneficial Owner
                                                     ship of Interests in Your Partnership."

2.     Identity and Background

       (a)-(d) and (g)......................         "The AIMCO Operating Partnership."

       (e)-(f)..............................         Not applicable.

3.     Past Contracts, Transactions or
       Negotiations

e


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
       (a)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer--Previous Tender
                                                     Offers;" "Conflicts of Interest;" "Your
                                                     Partnership--Distributions" and "Your Partner
                                                     ship--Compensation Paid to the General Partner
                                                     and its Affiliates."

       (b)..................................         "Background and Reasons for the
                                                     Offer--Background of the Offer."

4.     Terms of the Transaction

       (a)..................................         "The Offer"

       (b)..................................         Not applicable.

5.     Plans or Proposals of the Issuer
       or Affiliate

       (a)-(b) and (d)-(e)..................         "The Offer--Effects of the Offer" and "Your
                                                     Partnership--History of the Partnership."

       (c)..................................         "The Offer--Effects of the Offer--Future Control by
                                                     AIMCO" and Appendix B.

       (f)-(g)..............................         "The Offer--Effects of the Offer--Effect on Trading
                                                     Market; Registration under Section 12(g) of the
                                                     Exchange Act."

6.     Source and Amounts of Funds
       or Other Consideration

       (a)-(d)..............................         "Source and Amount of Funds and Transactional
                                                     Expenses."

7.     Purpose(s), Alternatives,
       Reasons and Effects

       (a) & (c)............................         "Background and Reasons for the Offer--Background of
                                                     the Offer--General."

       (b)..................................         "Background and Reasons for the Of
                                                     fer--Alternatives Considered" and "Fairness of the


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
                                                     Offer--Comparison of Consideration to Alternative
                                                     Consideration."

       (d)..................................         "Background and Reasons for the Offer--Expected
                                                     Benefits of the Offer" and "The Offer--Effects of the
                                                     Offer."

8.     Fairness of the Transaction

       (a) - (b)............................         "Fairness of the Offer--Position of the General
                                                     Partner of Your Partnership With Respect to the
                                                     Offer; Fairness"

       (c)..................................         "Background and Reasons For the
                                                     Offer--Alternatives Considered--Alternative
                                                     Struc tures Considered."

       (d)..................................         "Fairness of the Offer--Position of the General Part
                                                     ner of Your Partnership with Respect to the Offer;
                                                     Fairness."

       (e)..................................         Not applicable.

       (f)..................................         "Background and Reasons for the Of
                                                     fer--Background of the Offer--Previous Tender
                                                     Offers."

9.     Reports, Opinions, Appraisals
       and Certain Negotiations

       (a) & (b)............................         "Stanger Analysis."

       (c)..................................         Appendix A.

10.    Interest in Securities of the Issuer

       (a) & (b)............................         "Your Partnership--Beneficial Ownership of
                                                     Interests in Your Partnership."

11.    Contracts, Arrangements or Under-
       standings With Respect to the Issuer's
       Securities...........................         Not applicable; but see "Background and Reasons
                                                     for the Offer--Background of the Offer--Previous
                                                     Tender Offers."



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
12.    Present Intention and
       Recommendation of Certain
       Persons with Regard to the
       Transaction

       (a) - (b)............................         Not applicable; but see "Fairness of the
                                                     Offer--Position of the General Partner of Your
                                                     Partnership With Respect to the Offer;
                                                     Fairness."

13.    Other Provisions of the
       Transaction

       (a)..................................         "The Offer--Dissenters' Rights."

       (b)..................................         "Fairness of the Offer--Position of the General
                                                     Partner of Your Partnership with Respect to the
                                                     Offer; Fairness."

       (c)..................................         Not applicable.

14.    Financial Information

       (a)..................................         "Summary--Summary Financial Information of
                                                     Shelter Properties IV" and "Summary--Comparative
                                                     Per Unit Data."  For the financial statements of the
                                                     Partnership, see its latest Form 10-KSB and Form
                                                     10-QSB, which will accompany the base Prospectus
                                                     and Prospectus Supplement.

       (b)..................................         "Summary--Summary Pro Forma Financial and
                                                     Operating Information of AIMCO Properties, L.P."

15.    Persons and Assets Employed,
       Retained or Utilized

       (a)..................................         Not applicable.

       (b)..................................         "Source and Amount of Funds and Transactional
                                                     Expenses."


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
16.    Additional Information...............         The information set forth in the Prospectus
                                                     Supplement is incorporated herein by reference
                                                     in its entirety.

17.    Material to be Filed as
       Exhibits.............................         Separately included herewith.

                                    -----------------------------


Item 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

              (a) The information concerning the Partnership, its securities and its principal executive office set forth on the outside front cover page of the Prospectus Supplement and in the section entitled "Summary--Your Partnership" is incorporated herein by reference.

              (b) The information set forth in the outside front cover page of the Prospectus Supplement and in the section entitled "Summary--Your Partnership;" "The Offer--Terms of the Offering Expiration Date" and "Your Partnership--General" is incorporated herein by reference.

              (c) The information set forth in the Prospectus Supplement in the section entitled "Not applicable, but see "Fairness of the Offer--Comparison of Consideration to Alternative Consideration--Prices on Secondary Market" is incorporated herein by reference.

              (d) The information set forth in the Prospectus Supplement in the section entitled "Summary--Summary Financial Information of Shelter Properties IV" is incorporated herein by reference.

              (e) Neither AIMCO Operating Partnership nor the Partnership has made an underwritten public offering of their respective securities during the past three years which was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

              (f) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers: and "Your Partnership--Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

Item 2.       IDENTITY AND BACKGROUND.

              (a) - (d) and (g) The person filing this Statement is AIMCO Properties, L.P. ("AIMCO Operating Partnership"). The information set forth in the Prospectus Supplement in the section entitled "The AIMCO Operating Partnership" is incorporated herein by reference.


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              (e) and (f) During the last five years, none of the AIMCO
Operating Partnership or the Partnership nor, to the best of their knowledge, any of their respective affiliated general partners, executive officers, directors, or controlling persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

              (a) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers;" "Conflicts of Interest;" "Your
Partnership--Distributions" and "Your Partnership--Compensation Paid to the General Partner and its Affiliates" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer" is incorporated herein by reference.

Item 4.       TERMS OF THE TRANSACTION.

              (a) The information set forth in the Prospectus Supplement in the section entitled "The Offer" is incorporated herein by reference.

              (b) Not applicable.

Item 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a) - (b) and (d) - (e) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Effects of the Offer" and "Your Partnership--History of the Partnership" is incorporated herein by reference.

              (c) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Effects of the Offer--Future Control by AIMCO" and Appendix B is incorporated herein by reference.

              (f) - (g) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Effects of the Offer--Effect on Trading Market; Registration under Section 12(g) of the Exchange Act" is incorporated herein by reference.


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Item 6.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

              (a) - (d) The information set forth in the Prospectus Supplement in the section entitled "Source and Amount of Funds and Transactional Expenses" is incorporated herein by reference.

Item 7.       PURPOSES(S), ALTERNATIVES, REASONS AND EFFECTS.

              (a) and (c) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--General" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the sections entitled "Background and Reasons for the Offer--Alternatives Considered" and "Fairness of the Offer--Comparison of Consideration to Alternative Consideration."

              (d) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Expected Benefits of the Offer" and "The Offer--Effects of the Offer" is incorporated herein by reference.

Item 8.       FAIRNESS OF THE TRANSACTION.

              (a) - (b) The information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" is incorporated herein by reference.

              (c) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons For the Offer--Alternatives Considered--Alternative Structures Considered" is incorporated herein by reference.

              (d) The information set forth in the Prospectus Supplement in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership with Respect to the Offer; Fairness" is incorporated herein by reference.

              (e) Not applicable.

              (f) The information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers" is incorporated herein by reference.



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Item 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

              (a) - (b) The information set forth in the Prospectus Supplement in the section entitled "Stanger Analysis" is incorporated herein by reference.

              (c) The preliminary form of opinion of Robert A. Stanger & Co., Inc. is set forth in Appendix A to the Prospectus Supplement.

Item 10.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b) The information set forth in the Prospectus Supplement in the section entitled "Your Partnership--Beneficial Ownership of Interests in Your Partnership" is incorpo rated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

              Not applicable, but see the information set forth in the Prospectus Supplement in the section entitled "Background and Reasons for the Offer--Background of the Offer--Previous Tender Offers" which information is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

              (a) - (b) Not applicable, but see the information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" which information is incorporated herein by reference.

Item 13.      OTHER PROVISIONS OF THE TRANSACTION.

              (a) The information set forth in the Prospectus Supplement in the section entitled "The Offer--Dissenters' Rights" is incorporated herein by reference.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Fairness of the Offer--Position of the General Partner of Your Partnership With Respect to the Offer; Fairness" is incorporated herein by reference.

              (c) Not applicable.



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Item 14.      FINANCIAL INFORMATION.

              (a) The information set forth in the Prospectus Supplement in the sections entitled "Summary--Summary Financial Information of Shelter Properties IV" and "Summary--Comparative Per Unit Data" is incorporated herein by reference. For the financial statements of the Partnership see its latest Form 10-KSB and Form 10-QSB, which will accompany the base Prospectus and Prospectus Supplement.

              (b) The information set forth in the Prospectus Supplement in the section entitled "Summary--Summary Pro Forma Financial and Operating Information of AIMCO Properties, L.P." is incorporated herein by reference.

Item 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

              (a)   Not applicable.

              (b) The information set forth in the Prospectus Supplement in the section "Source and Amount of Funds and Transactional Expenses" is incorporated herein by reference.

Item 16.      ADDITIONAL INFORMATION.

              The information set forth in the Prospectus Supplement and the base Prospectus and all Appendices thereto is incorporated herein by reference in its entirety.

Item 17.      EXHIBITS.

              (a)(1) Bank of America Amended and Restated Credit Agreement filed as Exhibit 10.1 to AIMCO's Form 10-Q dated October 1, 1998, which is incorporated herein by reference.

              (a)(2) IPT Credit Agreement filed as Exhibit 10.18 to the Form S-4 Registration Statement No. 333-53815 of Insignia Properties Trust.

              (d)(1) Prospectus Supplement, dated December 11, 1998.(1)

              (d)(2) Form of Letter of Transmittal.(1)

--------
(1) Filed as part of Registration Statement No. 333-60355 and incorporated herein by reference.


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              (d)(3) Form of Cover Letter from the Purchaser to the Limited
Partners of the Partnership.(1)

              (e)    Not applicable.

              (f)    Not applicable.

              (z)(1) Summaries of appraisals referred to in the Prospectus Supplement and "Fairness of the Offer - Appraisals" are incorporated by reference to Exhibit (z)(1) to the Form 14D-1 of Shelter Properties IV filed by Cooper River Properties, L.L.C. on July 21, 1998.

--------
(1) Filed as part of Registration Statement No. 333-60355 and incorporated herein by reference.


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                                   SIGNATURES

              After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1998                  AIMCO PROPERTIES, L.P.

                                         By:    AIMCO-GP, Inc.
                                                (General Partner)


                                         By:    /s/ PATRICK J. FOYE
                                                --------------------------------
                                                Name:  Patrick J. Foye
                                                Title: Executive Vice President




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